FOREST OIL CORPORATION
707 Seventeenth Street, Suite 3600
Denver, CO 80202

Phone: (303) 812-1785	Fax: (303) 812-1445

July 6, 2011

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:                             Forest Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Response Letter Dated June 23, 2011

File No. 001-13515

Dear Mr. Schwall:

We have been in communication with Mr. Wojciechowski concerning our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 23, 2011 (the “Comment Letter”).  Due to the intervening July 4 holiday, and based on our conversation with Mr. Wojciechowski, we intend to provide our response to the Comment Letter by July 15, 2011.

Thank you for your time and consideration of this matter.

Sincerely,

/s/ Michael N. Kennedy

Michael N. Kennedy
Executive Vice President and Chief Financial Officer

Cc:                               Tracie Towner

Mark Wojciechowski

United States Securities and Exchange Commission

Division of Corporation Finance

H. Craig Clark

President and Chief Executive Officer

Forest Oil Corporation